SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           RJR Nabisco Holdings Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74960K 87 6
                                 (CUSIP Number)

                             Richard J. Lampen, Esq.
                  Executive Vice President and General Counsel
                 New Valley Corporation, 100 S.E. Second Street,
                   32nd Floor, Miami, FL 33131 (305) 579-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Lawrence Lederman, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                             New York, NY 10005-1413
                                 (212) 530-5732

                                February 28, 1996
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |X|.

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  Brooke Group Ltd.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 200

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            200

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     200

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                              |X|

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than one-tenth of 1%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  BGLS Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     -0-

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                              |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  Liggett Group Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 200

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            200

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                              200

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than one-tenth of 1%

(14)     TYPE OF REPORTING PERSON:          CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  New Valley Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               5,161,750

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          5,161,750

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     5,161,750

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.9%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  ALKI Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               5,161,750

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          5,161,750

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     5,161,750

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.9%

(14)     TYPE OF REPORTING PERSON:          CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON: Bennett S. LeBow

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of

         America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     -0-

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

(14)     TYPE OF REPORTING PERSON:          IN

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation (the "Company" or "RJR Nabisco"), with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is being filed by Brooke Group Ltd., a Delaware corporation ("Brooke"); BGLS Inc., a Delaware corporation and wholly-owned subsidiary of Brooke ("BGLS"); Liggett Group Inc., a Delaware corporation and wholly-owned subsidiary of BGLS ("Liggett"); New Valley Corporation, a New York corporation ("New Valley"); ALKI Corp., a Delaware corporation and wholly-owned subsidiary of New Valley ("ALKI"); and Bennett S. LeBow, the beneficial owner of 56.5% of the common stock of Brooke (individually, a "Reporting Person" and, collectively, the "Reporting Persons") who, together with the Icahn Entities (as defined in Item 5), collectively may be deemed a group beneficially owning more than 5% of the outstanding shares of the Common Stock within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the securities stated herein to be beneficially owned by such Reporting Person or that Bennett S. LeBow is acting with the other Reporting Persons as a group within the meaning of Section 13(d)(3) of the Act.

     (b)(c) Brooke is a publicly held corporation with shares of its common stock listed on the New York Stock Exchange under the symbol "BGL". Brooke is a holding company for a number of businesses. Brooke is principally engaged, through its indirect ownership of Liggett, in the manufacture and sale of cigarettes and, through its investment in New Valley, in the investment banking and brokerage business, ownership and management of commercial real estate and the acquisition of operating companies. BGLS, a wholly-owned subsidiary of Brooke, is a holding company for a number of businesses. BGLS is principally engaged, through its ownership of Liggett, in the manufacture and sale of cigarettes and, through its investment in New Valley, in the investment banking and brokerage business, ownership and management of commercial real estate and the acquisition of operating companies. Liggett is principally engaged in the manufacture and sale of cigarettes. BGLS directly and indirectly owns 618,326 Class A Senior Preferred Shares (approximately 60% of such class), 250,885 Class B Preferred Shares (approximately 9% of such class) and 79,794,229 Common Shares (approximately 42% of such class) of New Valley. New

Valley is principally engaged in the investment banking and brokerage business, ownership and management of commercial real estate and the acquisition of operating companies. ALKI, a wholly owned subsidiary of New Valley, was organized for the purpose of holding New Valley's investment in the Company. Mr. LeBow is the Chairman of the Board, President and Chief Executive Officer of Brooke, BGLS and ALKI, a member of the Board of Directors of Liggett and Chairman of the Board and Chief Executive Officer of New Valley. Information regarding the directors and executive officers of Brooke, BGLS, Liggett, New Valley and ALKI is attached hereto as Annex 1, which annex is hereby incorporated by reference. The principal business and principal office address of Brooke, BGLS and New Valley and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131. The principal business and principal office address of Liggett is 700 West Main Street, Durham, North Carolina 27701. The principal business and principal office address of ALKI is 204 Plaza Centre, 3505 Silverside Road, Wilmington, Delaware 19810.

     (d)(e) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons listed on Annex 1 attached hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. LeBow is a citizen of the United States of America and, to the best knowledge of each of the Reporting Persons, each of the persons listed on Annex 1 attached hereto is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Common Stock owned by the Reporting Persons were acquired at an aggregate cost (including commissions) of $158,236,850.50.

     The 200 shares of Common Stock beneficially owned by Brooke were purchased with general working capital of Brooke on November 15, 1995, for an aggregate purchase price of $6,000 (including commissions). The 200 shares of Common Stock beneficially owned by Liggett were purchased with general working capital of Liggett on March 1, 1995, for an aggregate purchase price of $5,677.50 (including commissions and fees).

     The 5,161,750 shares of Common Stock beneficially owned by ALKI were purchased for an aggregate purchase price of $158,225,173 (including commissions) between March 6, 1995 and February 26, 1996. Of such 5,161,750 shares, 300,000 shares were initially purchased by New Valley, ALKI's parent corporation, for an aggregate purchase price of $8,387,005 (including commissions), between March 6, 1995 and July 28, 1995. The 300,000 shares initially purchased by New Valley were purchased with the general working capital of New Valley. On or about September 22, 1995, such 300,000 shares of Common Stock were transferred from an account of New Valley to an account of ALKI. The remaining 4,861,750 shares of Common Stock were purchased with ALKI's working capital and the funds that ALKI borrowed pursuant to a margin account in the regular course of business of Bear Stearns & Co. A copy of the form of margin agreement with Bear Stearns & Co. is attached hereto as Exhibit 2 and incorporated herein by reference. As of the date hereof, approximately $83,143,846 is outstanding pursuant to such margin account.

     None of the persons listed in Annex 1 attached hereto has contributed any funds or other consideration towards the acquisition of the Common Stock by any of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

     One purpose of the Reporting Persons' acquisition of the Common Stock is to increase their ownership interest in the Company in order to benefit from an increase in value of the Common Stock that the Reporting Persons believe will result from an immediate spinoff of Nabisco Holdings Corp. ("Nabisco") to the stockholders of the Company. An additional purpose of the Reporting Persons' acquisition of the Common Stock was to accumulate a significant position in the shares of Common Stock in order to support Brooke's consent solicitation and Brooke's proxy solicitation.

     On December 29, 1995, Brooke commenced a consent solicitation with respect to the following proposals:

          (1) Adopt the following advisory resolution (the "Spinoff
     Resolution"):

          "RESOLVED, that the stockholders of RJR Nabisco, believing that the full business potential and value of RJR Nabisco can best be realized and reflected in the market for the benefit of stockholders by the separation of the tobacco and food businesses, hereby request and recommend that the RJR Nabisco Board of Directors immediately spin off the remaining 80.5% of Nabisco Holdings Corp. held by RJR Nabisco to stockholders."

          (2) Amend the By-Laws of RJR Nabisco (the "Bylaws") to (i) reinstate the provision providing that special meetings of the stockholders shall be called by the Chairman or Secretary of RJR Nabisco if requested in writing by holders of not less than 25% of the Common Stock and (ii) delete the provision establishing procedures governing action by written consent of stockholders without a meeting (collectively, the "Bylaw Amendment").

For additional information with respect to the consent solicitation, see Brooke's consent statement filed with the Securities and Exchange Commission ("SEC") on December 29, 1995 (the "Consent Statement"), attached hereto as
Exhibit 3 and incorporated herein by reference. Based on a preliminary count, both of the above proposals were adopted. Final results have not yet been determined and may vary from any preliminary results.

     Brooke has been engaged in discussions with various individuals and groups with a view to (a) providing additional support to Brooke's position that the spinoff of Nabisco is appropriate and prudent at the present time and (b) countering the Company's contention that under the current circumstances, including but not limited to the Company's expectation that such a spinoff will foster additional litigation, the spinoff of Nabisco should be delayed into the indefinite future.

     Brooke is currently engaged in a proxy solicitation for the election of its ten nominees (the "Brooke Group Nominees") at the Company's 1996 annual meeting of stockholders to be held on April 17, 1996. If elected, the Brooke Group Nominees would constitute the Company's entire board of directors. For additional information with respect to the proxy solicitation, see Brooke's proxy statement filed with the SEC on March 4, 1996 (the "Proxy Statement"), attached hereto as Exhibit 4 and incorporated herein by reference.

     The Proxy Statement provides that the Brooke Group Nominees currently intend to appoint Ronald Fulford, formerly executive chairman of Hanson PLC's Imperial Tobacco, as the President and Chief Executive Officer of the Company upon their election and assumption of office. See the Proxy Statement for additional information with respect to the appointment of Ronald Fulford.

     The Proxy Statement provides that the Brooke Group Nominees will take steps necessary to effectuate an immediate spinoff of the remaining 80.5% of Nabisco held by RJR Nabisco to its stockholders immediately upon their election and assumption of office. See the Consent Statement and the Proxy Statement for additional information with respect to an immediate spinoff of Nabisco.

     The Proxy Statement provides that the Brooke Group Nominees intend to adopt a new dividend policy for the post-spinoff tobacco company (the "Tobacco Company") as an additional means to enhance value of the stockholders' shares of Common Stock. The Brooke Group Nominees anticipate a dividend policy providing that at least 60% of the Tobacco Company's net cash flow will be declared as cash dividends out of funds legally available therefor. Net cash flow means the Tobacco Company's after-tax net income plus amortization on an after-tax basis plus depreciation less capital expenditures. The Brooke Group Nominees expect to increase the Tobacco Company's 1996 annual dividend to approximately $2.00 per share of Common Stock. See the Proxy Statement for additional information with respect to the dividend increase.

     The Reporting Persons and the Icahn Entities consult with each other from time to time concerning the Company, their shares of Common Stock and purchases of additional Common Stock and consider, among other things, actions that may enhance the likelihood that the Company may spin off Nabisco. Except as set forth herein and in the High River Agreement and the New Valley Agreement (each as defined in Item 6), the Reporting Persons and the Icahn Entities have no obligations to, or agreements or understanding with, each other concerning the Company or its securities.

     Subject to applicable legal requirements and the factors referred to below, the Reporting Persons may, from time to time, purchase additional shares of Common Stock in open market or privately negotiated transactions. In determining whether to purchase additional shares, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and of stockholders to the Reporting Persons' and/or the Icahn Entities' ownership of Common Stock, the adoption of the Spinoff Resolution and the Bylaw Amendment and Brooke's current proxy solicitation, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' business, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine at any time to dispose of all or a portion of their shares of Common Stock. Except as described in Item 6, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate, and, to the knowledge of each of the Reporting Persons, each of the persons listed on Annex 1 attached hereto may make the same evaluation and may have the same reservation.

     Except as set forth in this Item 4, in the Consent Statement or in the Proxy Statement, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Annex 1 hereto has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons, in the aggregate, beneficially own 5,162,150 shares of Common Stock, or approximately 1.9% shares of the Common Stock outstanding. All percentages of shares of Common Stock beneficially owned by Brooke, Liggett and ALKI are based on the 272,982,782 shares of Common Stock outstanding as of February 29, 1996, as disclosed in the Company's proxy statement dated March 6, 1996.

     Brooke beneficially owns, directly, 200 shares of Common Stock, or less than one-tenth of 1% of the outstanding Common Stock. Brooke beneficially owns 100% of the outstanding capital stock of BGLS, which beneficially owns 100% of the outstanding capital stock of Liggett. Liggett beneficially owns, directly, 200 shares of Common Stock, or less than one-tenth of 1% of the outstanding Common Stock, and beneficially owns, directly, 1,000 shares of Class A Common Stock, par value $.01 per share, of Nabisco. In addition, BGLS directly and indirectly owns 618,326 Class A Senior Preferred Shares (approximately 60% of such class), 250,885 Class B Preferred Shares (approximately 9% of such class) and 79,794,229 Common Shares (approximately 42% of such class), of New Valley, which beneficially owns all of the outstanding capital stock of ALKI, which beneficially owns, directly, 5,161,750 shares of Common Stock, or approximately 1.9% of the outstanding Common Stock. Bennett S. LeBow, who is the Chairman of the Board, President and Chief Executive Officer of Brooke and of BGLS, may be deemed to be the beneficial owner of 10,451,208 shares of common stock of Brooke, or approximately 56.5% of Brooke's outstanding common stock, and thus may be deemed to control Brooke. The disclosure of this information shall not be construed as an admission that Mr. LeBow is the beneficial owner of any of the Common Stock owned by Brooke, ALKI and/or Liggett either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Likewise, Brooke beneficially owns 200 shares of Common Stock directly, and may be deemed to beneficially own, indirectly, the 5,161,750 shares of Common Stock owned by ALKI and the 200 shares of Common Stock owned by Liggett. The disclosure of this information shall not be construed as an admission that Brooke is the beneficial owner of any of the Common Stock owned by ALKI and/or Liggett, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     For the same reasons, BGLS may be deemed to beneficially own, indirectly, the 5,161,750 shares of Common

Stock owned by ALKI and the 200 shares of Common Stock owned by Liggett. The disclosure of this information shall not be construed as an admission that BGLS is the beneficial owner of any of the Common Stock owned by ALKI and/or Liggett, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     To the best knowledge of the Reporting Persons, the other persons who, together with the Reporting Persons, may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Act are Carl C. Icahn, High River Limited Partnership, an entity owned by Mr. Icahn ("High River"), Riverdale Investors Corp., Inc., the general partner of High River and wholly-owned by Mr. Icahn, and Barberry Corp., a corporation wholly-owned by Mr. Icahn (collectively, the "Icahn Entities"). As of the close of business on March 11, 1996, the Icahn Entities have informed the Reporting Persons that they beneficially owned in the aggregate 10,765,800 shares of Common Stock, which constitute in the aggregate approximately 3.9% of the Common Stock outstanding. The Icahn Entities have filed a Schedule 13D in respect of the Common Stock of the Company, which is referred to in this Schedule 13D for its content (but not incorporated herein).

     Richard J. Lampen, a person named in Annex 1 attached hereto, beneficially owns directly 2,000 shares of Common Stock, or less than one-tenth of 1% of the outstanding Common Stock. Douglas A. Cummins, a person named in Annex 1 attached hereto, beneficially owns directly 400 shares of Common Stock, or less than one-tenth of 1% of the outstanding Common Stock. David P. Sheets, a person named in Annex 1 attached hereto, beneficially owns 22,945 shares of Common Stock or less than one-tenth of 1% shares of the outstanding Common Stock. Of the 22,945 shares of Common Stock beneficially owned by Mr. Sheets: (i) Mr. Sheets has the right to acquire within sixty days, through exercise of options, beneficial ownership of 19,385 shares of Common Stock; (ii) Mr. Sheets has the power to direct the disposition of approximately 1,653.2 shares of Common Stock held for his benefit by the trustee of the Company's defined contribution plan and (iii) Mr. Sheets has the power to direct the vote of approximately 884.9 shares of Common Stock that are currently issuable on conversion of the Company's ESOP Convertible Preferred Stock, par value $.01 per share and stated value $16 per share ("ESOP Preferred Stock"), held by the trustee and allocated to Mr. Sheets under the Company's defined contribution plan.

     Except as described in this subparagraph (a), neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Annex 1 attached hereto, beneficially owns any shares of Common Stock.

     (b) Brooke has sole power to vote or to direct the voting and to dispose or direct the disposition of the 200 shares of Common Stock which it owns. Liggett has sole power to vote or to direct the voting and to dispose or to direct the disposition of the 200 shares of Common Stock which it owns. New Valley has shared power to vote or direct the voting and to dispose or direct the disposition of the 5,161,750 shares of Common Stock, which are owned by ALKI. ALKI has shared power to vote or direct the voting and to dispose or direct the disposition of the 5,161,750 shares of Common Stock which it owns.

     Richard J. Lampen, a person named in Annex 1 attached hereto, has sole power to vote or direct the voting and dispose or direct the disposition of the 2,000 shares of Common Stock beneficially owned by him. Douglas A. Cummins, a person named in Annex 1 attached hereto, has sole power to vote or direct the voting and dispose or direct the disposition of the 400 shares of Common Stock beneficially owned by him. David P. Sheets, a person named in Annex 1 attached hereto, (i) has sole power to vote or direct the voting and to dispose or to direct the disposition of the 1,022 shares of Common Stock that he owns directly, (ii) has the sole power to direct the disposition of, but no power to vote or direct the voting of, approximately 1,653.2 shares of Common Stock that are held for his benefit by the trustee of the Company's defined contribution plan and (iii) has the sole power to vote or direct the voting of, but no power to dispose or direct the disposition of, the approximately 884.9 shares of Common Stock issuable on conversion of the Company's ESOP Preferred Stock that he beneficially owns.

     (c) Transactions in the Common Stock by any of the Reporting Persons, and to the best knowledge of the Reporting Persons, any of the persons referred to in Annex 1 attached hereto, effected during the past 60 days are described in Annex 2 hereto and are incorporated herein by reference. All such transactions were effected in the open market on the New York Stock Exchange. Except as described in this paragraph (c), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Annex 1 attached hereto, has effected any transactions in the Common Stock during the past 60 days.

     (d) Each of the Reporting Persons has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by each of them.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On October 17, 1995, Brooke and BGLS entered into an agreement, as amended ("the High River Agreement") with High River. High River agreed in the High River Agreement to grant a written consent to the Spinoff Resolution and Bylaw Amendment with respect to all shares of Common Stock held by it, and to grant a proxy with respect to all such shares in the event that Brooke or BGLS seeks to replace the incumbent Board of Directors of RJR Nabisco at the 1996 annual meeting of stockholders with a slate of directors committed to effect the spinoff. Brooke and BGLS agreed in the High River Agreement to include, in any solicitation statement relating to any solicitation of (i) stockholder demands to call a special meeting, (ii) written consents or (iii) proxies, in respect of a proposal to elect an opposing slate of directors, a pledge to the effect that Brooke, BGLS and their affiliates (the "Brooke Group") (A) will not engage in certain mergers, material sales of stock or assets or other transactions (including a sale of Liggett or shares of Common Stock to RJR Nabisco) providing a material benefit to the Brooke Group not available to other stockholders of RJR Nabisco (each, a "Business Combination"), other than a Business Combination consummated simultaneously with or subsequent to a spinoff of RJR Nabisco's remaining equity interest in Nabisco or another transaction providing substantially equivalent value to stockholders ("Permitted Business Combination") (I) prior to the 1996 annual meeting of RJR Nabisco stockholders, or earlier if the Brooke Group is unsuccessful in (a) a solicitation of stockholder demands to call a special meeting, (b) a solicitation of consents or proxies to approve certain proposals or (c) having its nominees elected to constitute a majority of RJR Nabisco's directors, or (II) during such time as nominees of the Brooke Group constitute a majority of the directors of RJR Nabisco; (B) prior to the consummation of a spinoff of Nabisco, will not exercise management control over Nabisco or Nabisco, Inc. or become involved in the ordinary course of its business and will use its best efforts to ensure that a majority of the present directors of Nabisco and Nabisco, Inc. remain as directors; and (C) will halt any solicitation of stockholders demands, consents or proxies if the RJR Nabisco Board effects a spinoff of Nabisco or a substantially equivalent transaction. Similarly, High River agreed not to engage in or propose any Business Combination prior to the earliest of (x) the later of the 1997 annual meeting of stockholders of RJR Nabisco and the first anniversary of the termination of the High River Agreement (the "Reference Date"), (y) any termination of the High River Agreement that occurs at or after certain termination events relating to failures or an inability to effect the transactions contemplated by the High River Agreement ("Termination Events") and
(z) any termination of the High River Agreement by Brooke or BGLS, or the New Valley Agreement (as defined below) by New Valley or ALKI, at a time when High River is not in material breach of its obligations.

     The High River Agreement will automatically terminate on October 17, 1996 or upon the earlier termination of the New Valley Agreement (as defined below) by High River. In addition, any party to the High River Agreement may terminate it at any time, although the terminating party will be required to pay a fee of $50 million to the nonterminating party if no Termination Event has occurred and the nonterminating party is not in material breach of its obligations. The High River Agreement also provides that any party may terminate the High River Agreement and be entitled to receive a fee of $50 million from the nonterminating party if the nonterminating party is in material breach of its obligations and no Termination Event has occurred. The High River Agreement further provides that BGLS will be required to pay a $50 million fee to High River upon the consummation of a Business Combination (including a Permitted Business Combination) between the Brooke Group and RJR Nabisco if (x) such Business Combination is consummated prior to the Reference Date, (y) a legally binding agreement to enter into a Business Combination is entered into prior to the Reference Date and such Business Combination is consummated prior to the second anniversary of the date of such agreement or (z) nominees of Brooke are elected to constitute a majority of the directors of RJR Nabisco prior to the Reference Date and a Business Combination is consummated prior to the fifth anniversary of the date of such election. Finally, the High River Agreement provides that High River will be entitled to a payment equal to 20% of the net profit with respect to Common Stock held or sold by New Valley, ALKI or the Brooke Group, after deduction of certain expenses, including the costs of this solicitation and certain proxy solicitations by the Brooke Group and the costs of acquiring the shares of the Common Stock (all of which expenses will be borne by New Valley, ALKI or the Brooke Group). Notwithstanding any such termination, the obligations of the Brooke Group and of High River not to engage in a Business Combination with RJR Nabisco or the other activities described above will continue for the periods described above.

     The foregoing summary of the High River Agreement is qualified in its entirety by reference to the text of such agreement, which is attached hereto as
Exhibit 5 and is incorporated herein by reference.

     Also on October 17, 1995, New Valley and ALKI, a subsidiary of New Valley, entered into a separate agreement with High River, as amended (the "New Valley Agreement"). Pursuant to the New Valley Agreement, New Valley sold 1,611,550 shares of Common Stock to High River for an aggregate purchase price of $51,000,755, thereby approximately equalizing the number of shares of Common Stock and total investment therein by the parties. In addition, the parties agreed that each of New Valley and ALKI, on the one hand, and High River and its affiliates, on the other hand, would invest up to approximately $150 million in shares of Common Stock, and may invest up to approximately $250 million in shares of Common Stock in order to maximize profits. The obligations of the parties to make any investments is subject to their ability to obtain and maintain margin loans (using the shares of Common Stock purchased by them as collateral) to fund the purchases, and to certain provisions of the New Valley Agreement which do not require any party to purchase shares of Common Stock to the extent the purchase price would exceed certain hurdles ($35.50 per share in respect of the first $150 million in investments by each party, and $31.00 per share in respect of the next $100 million in investments). New Valley and ALKI also agreed in the New Valley Agreement to grant a stockholder demand, written consent or proxy with respect to all shares of Common Stock held by them in the event that Brooke or BGLS seeks to call a special meeting of stockholders, obtain the approval of any of the Proposals or replace the incumbent Board of Directors of RJR Nabisco at the 1996 annual meeting of stockholders. The New Valley Agreement automatically terminates at the same time, and is subject to earlier termination by the parties under the same circumstances as the High River Agreement. The parties to the New Valley Agreement are required to pay fees in the same amounts and generally under the same circumstances as described above under the High River Agreement, although the fees payable to a party under the High River Agreement generally will be offset by fees paid to such party under the New Valley Agreement, and fees payable to a party under the New Valley Agreement generally will be offset by fees paid to such party under the High River Agreement.

     The foregoing summary of the New Valley Agreement is qualified in its entirety by reference to the text of such agreement, which is attached hereto as
Exhibit 6 and is incorporated herein by reference.

     New Valley, Brooke and Liggett have engaged Jefferies & Company, Inc. ("Jefferies") to act as financial advisor in connection with New Valley's investment in the Company and the consent solicitation and proxy solicitation by Brooke (as amended, the "Jefferies Agreement"). In connection with this engagement, New Valley (i) paid to Jefferies an initial fee of $1,500,000 and
(ii) has agreed to pay Jefferies during the period commencing January 1, 1996 and ending April 30, 1996 a monthly fee of $250,000, which monthly fee increased to $500,000 on February 20, 1996 and, in addition, during each of the four months ending April 30, 1996, an additional monthly fee of $100,000. These companies also have agreed to pay Jefferies 10% of the net profit (up to a maximum of $15,000,000) with respect to Common Stock (including any distributions made by the Company) held or sold by these companies and their affiliates after deduction of certain expenses, including the costs of the consent solicitation and certain proxy solicitations by the Brooke Group and the costs of acquiring the shares of Common Stock (all of which expenses will be borne by New Valley, ALKI or the Brooke Group). These companies also agreed that upon (i) the appointment during the term of the Jefferies Agreement as Chairman, President or Chief Executive Officer of RJR Nabisco of either Mr. LeBow or any other designee or representative of Brooke Group, Liggett, New Valley or any of their respective affiliates, or (ii) the election or appointment during the term of the Jefferies Agreement of representatives or designees of Brooke Group, Liggett, New Valley or any of their respective affiliates to represent 50% or more of the membership of RJR Nabisco's Board of Directors then in office, they will pay or cause to be paid to Jefferies a non-refundable cash fee of $7,500,000 payable only if and at the time the Company either reimburses the companies for or pays directly this fee, unless prohibited by applicable law. In addition, New Valley agreed to reimburse Jefferies for all reasonable out-of-pocket expenses, including the fees and expenses of its counsel, incurred by Jefferies in connection with its engagement and New Valley and Brooke agreed to indemnify Jefferies and certain related persons against certain liabilities and expenses.

     The foregoing summary of the Jefferies Agreement is qualified in its entirety by reference to the text of such agreement, which is attached hereto as
Exhibit 7, and is incorporated herein by reference.

     New Valley has entered into an agreement ("New Valley/Brooke Agreement") with Brooke pursuant to which it has agreed to pay directly or reimburse Brooke and its subsidiaries for reasonable out-of-pocket expenses incurred in connection with the consent solicitation and the proxy solicitation. New Valley has also agreed to pay to BGLS a fee of 20% of the net profit received by New Valley or its subsidiaries from the sale of shares of Common Stock after achieving a rate of return of 20% and after deduction of certain expenses, including the costs of the consent solicitation and the proxy solicitation, and of acquiring the shares of Common Stock. New Valley has also agreed to indemnify Brooke against certain liabilities arising out of the solicitations.

     The foregoing summary of the New Valley/Brooke Agreement is qualified in its entirety by reference to the text of such agreement, which is attached hereto as Exhibit 8 and is incorporated herein by reference.

     Brooke has entered into a services agreement (the "Hanson Agreement") with Dale M. Hanson. Pursuant to the Hanson Agreement, Mr. Hanson agreed (a) to be a Brooke Group Nominee, and (b) to advise and consult with Brooke and its affiliates on various matters, including but not limited to (i) matters generally relating to issues of corporate governance and shareholder democracy in publicly traded corporations, (ii) matters relating to or arising out of the solicitation by Brooke of consents from the stockholders of RJR Nabisco for the Spinoff Resolution, (iii) matters relating to or arising out of

Brooke's proxy solicitation, and (iv) such other matters as Brooke and Mr. Hanson shall agree on from time to time. Brooke, in turn, agreed to pay Mr. Hanson a one time fee of $150,000. Brooke also granted to Mr. Hanson a stock appreciation right (the "SAR") with respect to 50,000 shares ("SAR Shares") of Common Stock, exercisable in whole or in part at any time and from time to time from and after June 30, 1996. The SAR expires at the close of business on the tenth business day after the end of the term of the agreement. The Hanson Agreement will terminate on May 31, 1997 unless earlier terminated by the parties. Upon exercise, Brooke shall pay to Mr. Hanson an amount, if any, equal to the excess of the fair market value of a share of Common Stock on the date of exercise over $31.50 per share, multiplied by the number of shares of Common Stock with respect to which the SAR shall have been exercised. For purposes of the Hanson Agreement, "fair market value", as of any date, shall mean the average of the daily closing prices of the Common Stock for the ten consecutive trading days on or prior to such date, as reported on the consolidated transaction reporting system for the New York Stock Exchange for such dates. In the event of any change in capitalization affecting the Common Stock, including, without limitation, a stock dividend or other distribution, split, reverse certificate split, recapitalization, merger, consolidation, subdivision, split-up, spin-off, combination or exchange of Common Stock or other form of reorganization, or any other change affecting the Common Stock, Brooke will automatically make such mathematically proportionate adjustments in the number of SAR Shares covered by the SAR and the exercise price in respect thereof, as are reasonably appropriate under the circumstances. Brooke also agreed to reimburse Mr. Hanson for all ordinary, necessary and reasonable business expenses incurred in connection with the services under the Hanson Agreement.

     The foregoing summary of the Hanson Agreement is qualified in its entirety by reference to the text of such agreement, which is attached hereto as Exhibit 9 and is incorporated herein by reference.

     On February 29, 1996, New Valley entered into a total return equity swap transaction (the "Equity Swap Agreement") with Internationale Nederlanden (U.S.) Capital Markets, Inc. (the "Counterparty") relating to 1,000,000 shares of Common Stock. The transaction is for a period of up to six months, subject to earlier termination at the election of New Valley, and provides for New Valley to make a payment to the Counterparty of approximately $1.52 million upon commencement of the swap. At the termination of the transaction, if the price of the Common Stock during a specified period prior to such date (the "Final Price") exceeds the price of the Common Stock during a specified period following the commencement of the swap (the "Initial Price"), the Counterparty will pay New Valley an amount in cash equal to the amount of such appreciation with respect to 1,000,000 shares of Common Stock plus the value of any dividends with a record date occurring during the swap period. If the Final Price is less than the Initial Price, then New Valley will pay the Counterparty at the termination of the transaction an amount in cash equal to the amount of such decline with respect to 1,000,000 shares of Common Stock, offset by the value of any dividends, provided that, with respect to approximately 400,000 shares of Common Stock, New Valley will not be required to pay any amount in excess of an approximate 25% decline in the value of the shares. If the Initial Price differs from $34.25 per share, New Valley or the Counterparty, as the case may be, will make an adjustment payment to the other on March 14, 1996 in respect of that difference. The potential obligations of the Counterparty under the swap are being guaranteed by ING Bank N.V., and New Valley has pledged certain collateral in respect of its potential obligations under the swap and has agreed to pledge additional collateral under certain conditions.

     The foregoing summary of the Equity Swap Agreement is qualified in its entirety by reference to the text of such agreement, which is attached hereto as
Exhibit 10 and is incorporated herein by reference.

     Pursuant to a Non-Qualified Stock Option Agreement between Mr. Sheets and the Company, Mr. Sheets has an immediately exercisable stock option, expiring May 1, 1999, to purchase 12,000 shares of Common Stock at an exercise price of $25.00 per share. Pursuant to a 1990 Long Term Incentive Plan Stock Option Agreement (Grant 1991) between Mr. Sheets and the Company, Mr. Sheets has an immediately exercisable stock option, expiring April 15, 2006, to purchase 1,980 shares of Common Stock at an exercise price of $37.50 per share. Pursuant to a 1990 Long Term Incentive Plan Stock Option Agreement (Grant 1992) between Mr. Sheets and the Company, Mr. Sheets has an immediately exercisable stock option, expiring January 1, 2007, to purchase 1,110 shares of Common Stock at an exercise price of $50.00 per share. Pursuant to a Performance Share Agreement (Grant 1993) between Mr. Sheets and the Company, Mr. Sheets has an immediately exercisable stock option, expiring July 1, 2008, to purchase 4,295 shares of Common Stock at an exercise price of $27.85 per share.

     The forms of the foregoing agreements between Mr. Sheets and the Company are attached hereto as Exhibits 11(a), (b), (c) and (d), and are incorporated herein by reference.

     Except as described herein, neither any of the Reporting Persons nor any other person referred to in Annex 1 attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement.

     2. Form of Margin Agreement between ALKI Corp. and Bear Stearns & Co.

     3. Brooke Group Ltd.'s Consent Statement, filed December 29, 1995 with the Securities and Exchange Commission.

     4. Brooke Group Ltd.'s Proxy Statement, filed March 4, 1996 with the Securities and Exchange Commission.

     5. Agreement, dated October 17, 1995, between Brooke Group Ltd., BGLS Inc. and High River Limited Partnership, as amended by the letter agreement dated November 5, 1995.

     6. Agreement, dated October 17, 1995, between New Valley Corporation, ALKI Corp. and High River Limited Partnership, as amended by the letter agreement dated October 17, 1995 and as amended by the letter agreement dated November 5, 1995.

     7. Agreement, dated December 28, 1995, between Jefferies & Company, Inc., Brooke Group Ltd., New Valley Corporation and Liggett Group Inc, as amended by the letter agreement dated February 28, 1996.

     8. Agreement, dated December 27, 1995, between Brooke Group Ltd. and New Valley Corporation.

     9. Agreement, dated February 20, 1996, between Brooke Group Ltd. and Dale Hanson.

     10. International Swap Dealers Association Master Agreement (and the schedules and annexes thereto) and Confirmation, dated February 28, 1996, between New Valley Corporation and Internationale Nederlanden (U.S.) Capital Markets, Inc.

     11(a). Form of Non-Qualified Stock Option Agreement between RJR Nabisco Holdings Corp. and the optionee named therein (incorporated by reference to Exhibit B to Post-Effective Amendment No. 2 to the Company's Form S-1, Registration No. 33-29401).

     11(b). Form of Non-Qualified Stock Option Agreement between RJR Nabisco Holdings Corp. and the executive or management optionee named therein (1991 Grant) (incorporated by reference to Exhibit 4.4(b) to the Company's Form S-8, Registration No. 33-39791).

     11(c). Form of Non-Qualified Stock Option Agreement between RJR Nabisco Holdings Corp. and the executive or management optionee named therein (1992 Grant) (incorporated by reference to Exhibit 10.37 of the Company's 1991 Form 10-K).

     11(d) Form of Performance Share Agreement between RJR Nabisco Holdings Corp. and the grantee named therein (1993 Grant) (incorporated by reference to Exhibit 10.41 of the Company's 1992 Form 10-K).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 1996

                                         BROOKE GROUP LTD.

                                         By:/s/ Bennett S. LeBow
                                            ---------------------------------
                                            Bennett S. LeBow
                                            Chairman of the Board, President
                                                  and Chief Executive Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 1996

                                         BGLS INC.

                                         By:/s/ Bennett S. LeBow
                                            ---------------------------------
                                            Bennett S. LeBow
                                            Chairman of the Board, President
                                                  and Chief Executive Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 1996

                                         LIGGETT GROUP INC.

                                         By:/s/ David P. Sheets
                                            ---------------------------------
                                            David P. Sheets
                                            Executive Vice President
                                                  and Chief Financial Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 1996

                                         NEW VALLEY CORPORATION

                                         By:/s/ Richard J. Lampen
                                            ------------------------
                                            Richard J. Lampen
                                            Executive Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 1996

                                         ALKI CORP.

                                         By:/s/ Bennett S. LeBow
                                            --------------------------------
                                            Bennett S. LeBow
                                            Chairman of the Board, President
                                              and Chief Executive Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 1996



                                         By: /s/ BENNETT S. LEBOW
                                             ------------------------

                                                                        ANNEX I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The names, present principal occupations and business addresses of the directors and executive officers of each of the Reporting Persons are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America.

BROOKE GROUP LTD.

Name:                                       Position:
-----                                       ---------
Bennett S. LeBow                            Chairman of the Board, President
                                            and Chief Executive Officer

Gerald E. Sauter                            Vice President, Chief Financial
                                            Officer and Treasurer

Robert J. Eide                              Director
Treasurer and Secretary
Aegis Capital Corp.
70 E. Sunrise Hwy
Valley Stream, NY  11581

Jeffrey S. Podell                           Director
Chairman of the Board
  and President
Newsote, Inc.
26 Jefferson St.
Passaic, NJ  07055


BGLS INC.

Name:                                       Position:
-----                                       ---------
Bennett S. LeBow                            Chairman of the Board, President
                                            and Chief Executive Officer

Gerald E. Sauter                            Vice President, Chief Financial
                                            Officer and Treasurer

Robert J. Eide                              Director
Treasurer and Secretary
Aegis Capital Corp.
70 E. Sunrise Hwy
Valley Stream, NY  11581

Jeffrey S. Podell                           Director
Chairman of the Board
  and President
Newsote, Inc.
26 Jefferson St.
Passaic, NJ  07055

LIGGETT GROUP INC.
Name and Business Address:                  Position:
--------------------------                  ---------

Bennett S. LeBow                            Director
Brooke Group Ltd.
100 S.E. Second Street
32nd Floor
Miami, FL  33131

Douglas A. Cummins                          President, Chief Executive Officer
                                            and Director

Rouben V. Chakalian                         Chairman of the Board of Directors
                                            and Director

David P. Sheets                             Executive Vice President and Chief
                                            Financial Officer

Josiah S. Murray, III                       Senior Vice President and General
                                            Counsel

NEW VALLEY CORPORATION
Name and Business Address:                  Position:
--------------------------                  ---------

Bennett S. LeBow                            Chairman of the Board and Chief
                                            Executive Officer

Henry C. Beinstein                          Director
Managing Director
Milbank, Tweed, Hadley
& McCloy
1 Chase Manhattan Plaza
New York, NY  10005-1413

Arnold I. Burns                             Director
Attorney
Proskauer Rose Goetz
& Mendelsohn
1585 Broadway - 23rd Fl.
New York, NY  10036

Ronald J. Kramer                            Director
Chairman and CEO
Ladenburg, Thalmann
Group, Inc.
540 Madison Avenue
New York, NY  10022

Richard J. Lampen                           Executive Vice President and
                                            General Counsel

Howard M. Lorber                            President, Chief Operating Officer
                                            and Director

Paul McDermott                              Director
Managing Director
Nomura Securities
International, Inc.
2 World Financial Center
Building B
New York, NY  10281-1198

Richard Ressler                             Director
President
Orchard Capital
11100 Santa Monica Blvd.
Suite 3050E
Los Angeles, CA  90025

Barry W. Ridings                            Director
Managing Director
Alex. Brown & Sons
1290 Avenue of the Americas
10th Floor
New York, NY  10104

Gerald E. Sauter                            Treasurer, Vice President, Chief
                                            Financial Officer and Director

ALKI CORP.
Name and Business Address:                  Position:
--------------------------                  ---------

Bennett S. LeBow                            Director; Chairman of the Board,
Brooke Group Ltd.                           President and Chief Executive
100 S.E. Second Street                      Officer
32nd Floor
Miami, FL  33131

Howard M. Lorber                            Director
New Valley Corporation
100 S.E. Second Street
32nd Floor
Miami, FL  33131

Gerald E. Sauter                            Director; Vice President, Chief
Brooke Group Ltd.                           Financial Officer and Treasurer
100 S.E. Second Street
32nd Street
Miami, FL  33131

                                     ANNEX 2

                     Schedule of Transactions in the Shares

                                 No. of Shares    No. of Shares     Price Per
Name                  Date         Purchased          Sold           Share(1)
----                  ----       -------------    -------------     ---------
New Valley           2/22/96        101,700                           34.250
Corporation                          15,000                           34.125
                     2/23/96        100,000                           34.125
                     2/26/96         10,000                           34.250
                                     12,500                           34.375
                                     30,000                           34.125

David P. Sheets      3/05/96                          1,000           35.000

--------

(1)  Excludes brokerage commissions.

                                  EXHIBIT INDEX

Exhibit No.                         Title:
-----------                         ------

1.     Joint Filing Agreement.

2.     Form of Margin Agreement between ALKI Corp. and Bear Stearns & Co.

3. Brooke Group Ltd.'s Consent Statement, filed December 29, 1995 with the Securities and Exchange Commission.

4. Brooke Group Ltd.'s Proxy Statement, filed March 4, 1996 with the Securities and Exchange Commission.

5. Agreement, dated October 17, 1995, between Brooke Group Ltd., BGLS Inc. and High River Limited Partnership, as amended by the letter agreement dated November 5, 1995.

6. Agreement, dated October 17, 1995, between New Valley Corporation, ALKI Corp. and High River Limited Partnership, as amended by the letter agreement dated October 17, 1995 and as amended by the letter agreement dated November 5, 1995.

7.     Agreement, dated December 28, 1995, between Jefferies & Company,
       Inc., Brooke Group Ltd., New Valley Corporation and Liggett Group Inc, as amended by the letter agreement dated February 28, 1996.

8. Agreement, dated December 27, 1995, between Brooke Group Ltd. and New Valley Corporation.

9.     Agreement, dated February 20, 1996, between Brooke Group Ltd. and Dale
       Hanson.

10. International Swap Dealers Association Master Agreement (and the schedules and annexes thereto) and Confirmation, dated February 28, 1996, between New Valley Corporation and Internationale Nederlanden (U.S.) Capital Markets, Inc.

11(a). Form of Non-Qualified Stock Option Agreement between RJR Nabisco Holdings
       Corp. and the optionee named therein (incorporated by reference to Exhibit B to Post-Effective Amendment No. 2 to the Company's Form S-1, Registration No. 33-29401).

11(b). Form of Non-Qualified Stock Option Agreement between RJR Nabisco Holdings
       Corp. and the executive or management optionee named therein (1991 Grant) (incorporated by reference to Exhibit 4.4(b) to the Company's Form S-8, Registration No. 33-39791).

11(c). Form of Non-Qualified Stock Option Agreement between RJR Nabisco Holdings
       Corp. and the executive or management optionee named therein (1992 Grant) (incorporated by reference to Exhibit 10.37 of the Company's 1991 Form 10-K).

11(d). Form of Performance Share Agreement between RJR Nabisco Holdings Corp.
       and the grantee named therein (1993 Grant) (incorporated by reference to Exhibit 10.41 of the Company's 1992 Form 10-K).